

October 14, 2010

By facsimile to (212) 715-8000 and U.S. Mail

Dr. Liang Tang
Chairman
Ossen Innovation Co., Ltd.
518 Shangcheng Road, Floor 17
Shanghai, 200120, People's Republic of China

Re: Ossen Innovation Co., Ltd.
        Pre-effective Amendment 1 to Registration Statement on Form F-1
        Filed September 29, 2010
        File No. 333-168496

Dear Dr. Tang:

        We reviewed the filing and have the comments below.

One shareholder will own a large percentage of our outstanding stock…, page 15

1. We note your response to comment 10 in our letter dated August 30, 2010. As
    previously requested, please revise this risk factor to clarify that Mr. Tang controls
    your company and to disclose the material implications of such control. Given the
    number of shares owned by Mr. Tang, it is not sufficient to say that he has the ability
    exercise significant influence over your affairs.

Certain Relationships and Related Party Transactions, page 79

2. We note your response to comment 20 in our letter dated August 30, 2010. Please
    revise your disclosure to clarify, if true, that Shanghai ZFX and Shanghai Ossen are
    part of the Ossen Group. In addition, please disclose the nature of your relationship
    with the Ossen Group. You may do this by providing a cross reference to the
    disclosure on page 51 of the business section.

Taxation, page 88

3. We note your response to comment 24 in our letter dated August 30, 2010. As
    previously requested, please disclose the relevant authority for the summarized tax
    consequences. In this regard, we note that each of your three tax opinions is a short
    form opinion and thus does not contain counsel's analysis. Instead, we note that the

disclosure in the prospectus constitutes counsels' tax opinions. As such, the relevant authority must be cited in the prospectus disclosure.

Financial Statements, page F-2

4. Please amend your filing to update your financial statements to include unaudited financial statements for the six months ended June 30, 2010 and 2009. Refer to Rule 3-12(f) of Regulation S-X and Item 8.A.5 of Form 20-F for guidance.

Exhibits 5.1 and 8.1

5. Assumption 2.10 appears to cover matters that should be readily ascertainable by counsel and is thus inappropriate. Please have counsel revise its opinion to delete this assumption.

6. Please have counsel revise its opinion to disclose that the discussion in the taxation section of the prospectus is counsel's tax opinion.

7. Please have counsel revise its opinion to consent to being named in the registration statement and to consent to the relevant tax discussion in the prospectus.

Exhibit 8.3

8. Please have counsel revise its opinion to consent to the relevant tax discussion in the prospectus.

Closing

As appropriate, please amend your registration statement in response to the comments. You may wish to provide us marked courtesy copies of the filing to expedite our review. Please furnish a cover letter tagged as correspondence with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after review of your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosures in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information that investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosures, they are responsible for the adequacy and accuracy of the disclosures that they have made.

Notwithstanding our comments, when the company requests acceleration of the effective date of the registration statement, it should furnish a letter, at the time of the request, acknowledging that:

- Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing.

- The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing.

- The company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information that you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statements. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may direct questions on accounting comments to Tracey L. McKoy, Staff Accountant, at (202) 551-3772 or Alfred P. Pavot, Jr., Staff Accountant, at (202) 551-3738. You may direct questions on other comments and disclosure issues to Edward M. Kelly, Senior Counsel, at (202) 551-3728 or Dietrich A. King, Staff Attorney, at (202) 551-3338.

Very truly yours,

Pamela A. Long
Assistant Director

cc: CT Corporation
         111 8th Avenue
         New York, NY 10011

         Christopher S. Auguste, Esq.
         Bill Huo, Esq.
         Ari Edelman, Esq.
         Kramer Levin Naftalis & Frankel LLP
         1177 Avenue of the Americas
         New York, NY 10036